Annual Shareholder Meeting Results

PCM Fund, Inc., PIMCO Income Opportunity Fund and PIMCO
Dynamic Credit and Mortgage Income Fund (formerly, PIMCO
Dynamic Credit Income Fund) held their annual meetings of shareholders on April 29, 2016. Shareholders voted as indicated below:

PIMCO Income Opportunity Fund
Re-election of John C. Maney (Interested Trustee)-Class II to serve until the annual Meeting held during the 2018-2019 fiscal year
                    Withheld
Affirmative         Authority
13,004,444          333,975

Re-election of James A. Jacobson-Class II to serve until the annual Meeting held during the 2018-2019 fiscal year
13,000,204          338,215

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford
K. Gallagher, Hans W. Kertess, William B. Ogden, IV, Alan Rappaport and Craig A. Dawson continued to serve as Trustees of the Fund.